SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MEDICINOVA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

58468P206
(CUSIP Number)

3D Investment Partners Pte. Ltd.
250 North Bridge Road
#13-01 Raffles City Tower
 Singapore 179101
65 6819 0000

Copy to:

David Sirignano
1111 Pennsylvania Ave, NW
Washington, DC 20004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons 3D Investment Partners Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,502,047
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,502,047

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,502,047
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person OO, IA

1	Names of Reporting Persons 3D Opportunity Master Fund
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,502,047
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,502,047

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,502,047
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person OO

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.001 per share (the “Shares”) of MediciNova, Inc., a Delaware corporation (“Issuer”), with its principal executive offices located at 4275 Executive Square, Suite 300, La Jolla, CA, 92037.

ITEM 2. Identity and Background.

(a)

This Schedule 13D is being jointly filed by (i) 3D Investment Partners Pte. Ltd., an exempt private company limited by shares incorporated in Singapore (“3DIP”), and (ii) 3D Opportunity Master Fund, a Cayman Islands exempted company (“3DOMF” and, together with 3DIP, the “Reporting Persons”).

A Joint Filing Agreement between the Reporting Persons is attached as Exhibit 3 hereto.

(b), (c)

3DIP’s principal executive offices are located at 250 North Bridge Road, #13-01 Raffles City Tower, Singapore 179101. 3DIP provides investment advisory and management services. 3DIP is a Securities and Exchange Commission exempt investment adviser under Section 203(m) of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. 3DIP serves as investment manager to 3DOMF and accordingly 3DOMF has delegated to 3DIP all voting and investment power over the Shares.

3DOMF’s principal executive offices are located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. 3DOMF is a fund managed by 3DIP. The principal business of 3DOMF is serving as a private investment fund. 3DOMF was formed for the purpose of implementing a fundamental long/short strategy, investing in equity and debt securities of Japanese companies and those influenced by the Japanese economy.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of any of the Reporting Persons, as applicable, is set forth on Schedule A hereto and is incorporated herein by reference.

(d), (e)

During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

The citizenship of each director and executive officer of any of the Reporting Persons, as applicable, is set forth on Schedule A hereto and is incorporated herein by reference.

ITEM 3. Source and Amount of Funds or Other Considerations.

3DOMF expended an aggregate of approximately $30,004,830 of its own investment capital to acquire 1,845,740 shares in open market purchases and 3,656,307 shares from the Issuer pursuant to the Purchase Agreement as described in Item 4.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

ITEM 4. Purpose of the Transaction.

The Reporting Persons believe that the Issuer’s common stock is undervalued and is an attractive investment.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, dated as of January 11, 2021 by and among 3DOMF and the Issuer (the “Purchase Agreement”), and on the terms and subject to the conditions thereof, 3DOMF will invest approximately $20 million in exchange for Shares of the Issuer.

The price per share in the Purchase Agreement will equal the lower of (i) the average of the closing price per share of the common stock on the Nasdaq Stock Market over a period of the five business days immediately prior to the date (“Determination Date”) the board of directors of the Issuer (the “Board”) approved the Purchase Agreement (“Average Price at Determination”) and (ii) the average of the closing price per share of the common stock on the Nasdaq Stock Market over a period of the five business days immediately prior to the closing date (“Average Price at Closing”); provided, however, that should the Average Price at Closing be lower than (x) the Average Price at Determination and (y) 90% of the closing price per share on the day immediately prior to the Determination Date (“Base Price”), then the price per share shall be the Base Price. The transaction contemplated by the Purchase Agreement is expected to close on January 29, 2021 (“Closing Date”), subject to the satisfaction of customary closing conditions.

The Purchase Agreement also provides for customary registration rights, pursuant to which the Issuer is required to file a registration statement with the Securities and Exchange Commission on or prior to the closing of the transaction to register for resale the Shares sold pursuant to the Purchase Agreement.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which was filed as Exhibit 10.1 in the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 12, 2021 and incorporated herein by reference.

Shareholder Rights Agreement

In connection with the Purchase Agreement the Reporting Persons and the Issuer entered into a Shareholder Rights Agreement on January 11, 2021 (the “Signing Date”). Pursuant to the Shareholder Rights Agreement, 3DOMF has the option and right to appoint a board observer to attend all meetings of the Board (the “Observer Appointment Right”); provided, that the Observer Appointment Right may only be exercised during the six month period beginning on the one year anniversary of the Signing Date and provided, further, that the Observer Appointment Right is contingent upon the Reporting Persons maintaining beneficial ownership of 5% or more of the outstanding shares of the Issuer’s common stock (the “Ownership Threshold”) at the time of appointment. The board observer, once appointed, shall serve for a period equal to the shorter of two years or the date at which the Reporting Persons holdings fall below the Ownership Threshold through disposition of Shares by the Reporting Persons.

Additionally, for a period of one year after the Signing Date, the Issuer has covenanted that it will not entertain a financing proposal unless the Issuer determines that such financing proposal is reasonably likely to significantly enhance stockholder value and, during such one year period, if the Issuer makes such determination and decides to pursue a financing transaction, the Reporting Persons have been granted a right of first offer with respect to such financing and a right of first look with respect to any financing transactions proposed by a third party, each on the terms and conditions as set forth in the Shareholder Rights Agreement.

The foregoing description of the Shareholder Rights Agreement is not complete and is qualified in its entirety by reference to the Shareholder Rights Agreement, a copy of which was filed as Exhibit 10.2 in the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 12, 2021 and incorporated herein by reference.

Additional Information

Except as set forth in this Schedule 13D, 3DIP has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

From time to time the Reporting Persons may enter in to swap transactions involving the Issuer’s securities.

ITEM 5.  Interest in Securities of the Issuer.

(a), (b)

3DIP and 3DOMF have shared power to vote up to 5,502,047 Shares and have shared investment power with respect to such Shares, and thus, each Reporting Person may be deemed to be the beneficial owner of 5,502,047 Shares. As described in Item 2 above, 3DOMF has delegated all voting and investment power over the Shares to 3DIP as its investment manager. As of January 11, 2021, all Shares that may so be deemed to be beneficially owned by the Reporting Persons constitute approximately 11.3% of the issued and outstanding Shares (based on 45,024,560 Shares outstanding as of January 11, 2021 (the Reporting Person’s beneficial ownership has been calculated by adding the number of Shares reported by the Issuer in its disclosures to 3DOMF in connection with the Purchase Agreement (45,024,560 Shares) and the shares to be issued to 3DOMF under the Purchase Agreement according to the Average Price at Determination (3,656,307 Shares)).  3DOMF may receive up to an additional 280,701 Shares under the terms of the Purchase Agreement at Closing depending on the Average Price at Closing.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially own any Shares.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other derivative transactions with one or more counterparties that are based upon the value of shares of common stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of common stock.

3DOMF has entered into swaps with respect to the Shares with two securities brokers. Under the terms of the swaps, (i) 3DOMF will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable term sheets, and (ii) the counterparty will be obligated to pay 3DOMF any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to 3DOMF. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares that may be referenced in the swap contracts or shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of shares of common stock specified in such swaps as of 12:00 p.m., New York City time, on the date of this Schedule 13D is 456,637.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1
Securities Purchase Agreement, dated January 11, 2021, between MediciNova, Inc. and 3D Opportunity Master Fund (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2021).

Exhibit 2
Shareholder Rights Agreement, dated January 11, 2021, between MediciNova, Inc. and 3D Opportunity Master Fund (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2021).

Exhibit 3	Joint Filing Agreement, dated January 21, 2021, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: January 21, 2021

3D Investment Partners Pte. Ltd.

By:	/s/ Sai Fai Yip
Name: Sai Fai Yip
Title: Director

3D Opportunity Master Fund

By:	/s/ Sai Fai Yip
Name: Sai Fai Yip
Title: Director

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
3D INVESTMENT PARTNERS PTE. LTD. AND 3D OPPORTUNITY MASTER FUND

Directors and Executive Officers of 3DIP. The following table sets forth as to each of the directors and executive officers of 3DIP: his or her name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is 250 North Bridge Road, #13-01 Raffles City Tower, Singapore 179101, and (ii) the principal employer of each such individual is 3D Investment Partners Pte. Ltd.: the business address of which is 250 North Bridge Road, #13-01 Raffles City Tower, Singapore 179101.

Name / Title of 3DIP	Present Principal Occupation or Employment	Citizenship
Kanya Hasegawa	Director and Chief Executive Officer	Singapore
Yip Sai Fai	Director	New Zealand

Directors and Executive Officers of 3DOMF. The following table sets forth as to each of the directors and executive officers of 3DOMF: his or her name, citizenship, business address, present principal occupation or employment. Unless otherwise indicated, the current business address of each person is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Name / Title of 3DOMF	Present Principal Occupation or Employment	Citizenship
David Sung	Director	United States
Mark Fagan	Director	United Kingdom
Yip Sai Fai	Director	New Zealand